PLYMOUTH ROCK SIGNS LETTER OF INTENT WITH R3 TECHNOLOGIES

TO BRING COMPACT THREAT DETECTION RADAR TO MARKET

Plymouth, Massachusetts - September 17, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting-edge threat detection technologies, is pleased to announce that the company has executed a Letter of Intent (LOI) with New Mexico-based R3 Technologies Inc. ("R3T") to collaborate on the market readiness, alternative use and sale of stand-off threat detection solutions to the US and international markets. R3T specializes in microwave radar detection systems, providing scientific and engineering capabilities to USA government laboratories and the US Department of Defense.

PRT and R3T have collaborated to bring an ultra-compact bomb and concealed weapon detector, called CODA-1 (Cognitive Object Detection Apparatus), to market.

CODA-1 is a lightweight radar detection system that uses microwave frequencies in the X-Band spectrum region, an established operating band for many security and radar applications. Due to its short wavelength X-Band is essential for basic cognitive identification and classification of both dangerous and common everyday items. CODA-1 will have its AI (Artificial Intelligence) algorithms set to the detection of concealed weapons, such as suicide bombs, assault weaponry and large bladed weapons from 3-10 feet. The CODA-1 has received extensive independent testing within the US Government, and will be available for evaluation and sale to government and military clients with existing checkpoint and search permissions commencing in the fourth quarter 2020.

"Over the past decade, the PRT and R3 founders have worked in collaboration with the US Army Technical Support and Operational Analysis (TSOA) and Night Vision and Electronic Sensors Directorate on military and airport technology acceleration for the next generation of stand-off detection," stated Carl Cagliarini, Chief Strategy Officer of PRT. "The CODA system will now be introduced to several existing US Government agencies including the Department of Homeland security APEX screening at speed directive."  (https://www.dhs.gov/science-and-technology/apex-screening-speed)

Other key applications for the CODA-1 radar include use at military checkpoints to screen personal coming into a FOB (Forward Operating Base), transportation hub security checks such as entrance points in airports, subway, bus terminals etc., federal government facilities, embassies, sporting events and concerts.

PRT also envisions the CODA-1 system being integrated on our X1/XV drones and currently available security robots for threat detection in unstructured crowds. These types of robots add an additional layer of security in busy parking lots/structures, shopping malls, hospitals and corporate campuses.

"For R3T, this LOI is a significant milestone with PRT," stated Robby Roberson CEO & President of R3T. "The first product to market, the CODA-1, will commercially launch this fall, under the PRT brand. It is our intention that future R3T developments, non-classified government programs and commercial offerings will be made available exclusively through the PRT brand and sales channels."

About R3T Inc.

R3 Technologies specializes in the design, development and production, of security systems for the protection of people and high value assets. Their work encompasses significant collaboration with USA national laboratories on matters of national security interest.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defence and space systems.

The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

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